

September 23, 2010

Mr. David W. Honeyfield
Chief Financial Officer
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, CO 80202

> **Re:** **Intrepid Potash, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Schedule 14A Filed March 26, 2010**
> **Response Letter Dated August 19, 2010**
> **File No. 1-34025**

Dear Mr. Honeyfield:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Critical Accounting Policies

Revenue Recognition, page 73

1.   We note your response to our prior comment number three. It appears based on your response that you are engaging in provisional pricing arrangements for certain transactions. As such, please tell us if you considered whether or not your arrangements contain an embedded derivative requiring bifurcation and separate recognition from your accounts receivable contracts. Please refer to ASC 815-15-25-1 for guidance, as well as Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting

> highlights, at the following website address:
> http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

Financial Statements

Note 1 – Company Background, page 93

2.   We note your response to our prior comment number four and have also reviewed the CODM materials you have shared with us. It appears the CODM package that you maintain contains discrete financial information at the mine/production facility level, including measures of profitability. It further appears this information is presented to the CODM. Given that the location of your mines/production facilities are in two different states, you engage in different mining methods of varying capital intensity, and have differing gross profits by location, please tell us why you believe these mine/production facility components should be aggregated into a single reportable segment. Please provide us with your analysis that addresses the various quantitative and qualitative aspects of your individual operations (East Mine, West Mine, Wendover, MOAB, etc.) that supports your aggregation conclusions. To the extent that your quantitative and qualitative factors are weighted, please provide us with an understanding of your weighting scheme and the basis for such weighting. Please refer to ASC 280-10-50-11 for guidance.

Definitive Proxy Statement on Schedule 14A

Role of Peer Groups and Benchmarking, page 17

3.   We note your response to comment 7 of our letter dated July 22, 2010. In particular, we note your explanation that the Compensation Committee used the selected peer group data "to validate information obtained from the general industry survey data and to evaluate the Company's program structure." It would appear that the Compensation Committee used the compensation data about other companies as a reference point on which to justify, in part, their compensation decisions. As such, we understand the Committee to have engaged in benchmarking within the meaning of the rule. In future filings, if the company uses data from peer companies in such a way, please disclose the names of the peer group companies. For guidance, refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Closing Comments</u>

You may contact Kevin Stertzel at (202) 551-3723, Kimberly Calder at (202) 551-3701 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Alexandra Ledbetter at (202) 551-3317, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director